
SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)


     The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of New York Times Co. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: May 15, 2026	/s/ Warren E. Buffett
	Warren E. Buffett
	Berkshire Hathaway Inc.
Dated: May 15, 2026	/s/ Warren E. Buffett
	By: Warren E. Buffett
	Title: Chairman of the Board
	National Indemnity Company

Dated: May 15, 2026	/s/ Dale D. Geistkemper
	By: Dale D. Geistkemper
	Title: Treasurer
	GEICO Corporation

Dated: May 15, 2026	/s/ Nancy L. Pierce
	By: Nancy L. Pierce
	Title: President
	Government Employees Insurance Company

Dated: May 15, 2026	/s/ Nancy L. Pierce
	By: Nancy L. Pierce
	Title: President
	BNSF Master Retirement Trust

Dated: May 15, 2026	/s/ Paul Bischler
	By: Paul Bischler
	Title: Executive Vice President, Burlington Northern Santa Fe, LLC